UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K/A

       Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                    Under the Securities Exchange Act of 1934

For the month of May 2004
Commission File Number 0-29742

                                  RETALIX LTD.
                          (Formerly Point of Sale Ltd.)
                 (Translation of registrant's name into English)

                    10 Zarhin Street, Ra'anana 43000, Israel
                     (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F |X|            Form 40-F |_|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                        Yes |_| No |X|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The contents of Exhibit 5.1 to this Report on Form 6-K are hereby incorporated by reference into the Registrant's Registration Statement on Form F-3, Registration No. 333-110681.

                                    CONTENTS

This report on Form 6-K of the Registrant consists of the following document, which is hereby attached hereto and incorporated by reference herein:

5.1         Opinion of Goldfarb, Levy, Eran & Co.


                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               Retalix Ltd.
                                               (Registrant)

Date: May 3, 2004                              By: /s/ Guy Geri
                                                   --------------
                                               Guy Geri, Controller

                           GOLDFARB, LEVY, ERAN & CO.
                               2 Ibn Gvirol Street
                             Tel Aviv 64077, Israel


                                                      May 3, 2004

Retalix Ltd.
10 Zarhin Street
Raanana, 43000
Israel

Dear Sirs:

         We refer to the Registration Statement on Form F-3, file no. 333-110681 (the "Registration Statement") filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act"), by Retalix Ltd., an Israeli company (the "Company"), relating to the issuance and sale, from time to time, of up to 4,100,000 of the Company's Ordinary Shares, par value NIS 1.00 per share ("Ordinary Shares"). Pursuant to an Underwriting Agreement, dated April 28, 2004 (the "Underwriting Agreement"), among the Company, Retalix USA Inc. (as to Section 17 only), a Texas corporation, and the underwriters named on
Schedule II thereof, the Company agreed to issue and sell up to 3,450,000 Ordinary Shares (including 450,000 Ordinary Shares subject to the underwriters' over-allotment option) (the "Offering Shares") pursuant to the Registration Statement.

         We are members of the Israel Bar and we express no opinion as to any matter relating to the laws of any jurisdiction other than the laws of Israel.

         In connection with this opinion, we have examined such corporate records, other documents and such questions of Israeli law as we have considered necessary or appropriate for the purposes of this opinion and, upon the basis of such examination, advise you that in our opinion, upon the Company's receiving consideration for the Offering Shares in accordance with the Underwriting Agreement, the Offering Shares will be duly authorized, validly issued, fully paid and non-assessable.

         We hereby consent to the filing of this opinion as part of the Registration Statement and the references to this firm in the sections of the prospectus and prospectus supplement entitled "Legal Matters" and "Enforceability of Civil Liabilities". This consent is not to be construed as an admission that we are a party whose consent is required to be filed as part of the Registration Statement under the provisions of the Act.

                                             Very truly yours,

                                             /s/ Goldfarb, Levy, Eran & Co.
                                             ------------------------------
                                             Goldfarb, Levy, Eran & Co.